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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                   RADCOM LTD.
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                                (Name of Issuer)
                  Ordinary Shares, par value NIS 0.05 per share
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                         (Title of Class of Securities)

                                   M 81865103
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                                 (CUSIP Number)

                                  David Zigdon
                                 c/o RADCOM Ltd.
                           24 Raoul Wallenberg Street
                              Tel Aviv 6719, Israel
                                 972-3-645-5004
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 29, 2002
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_]. Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1         NAME OF REPORTING PERSON:                          Zohar Zisapel
          I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON (ENTITIES ONLY):
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          (a) [ ]
          (b) [x]
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3         SEC USE ONLY
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4         SOURCE OF FUNDS:   PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e):                     [  ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION:              Israel

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NUMBER OF        7     SOLE VOTING POWER:                2,547,008 (See Item 5)
SHARES           ---------------------------------------------------------------
BENEFICIALLY     8     SHARED VOTING POWER:              0
OWNED BY         ---------------------------------------------------------------
EACH             9     SOLE DISPOSITIVE POWER:           2,547,008 (See Item 5)
REPORTING        ---------------------------------------------------------------
PERSON WITH      10    SHARED DISPOSITIVE POWER:         0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
          REPORTING PERSON:                              2,547,008 (See Item 5)
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES:                                      [  ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             24.1%

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14        TYPE OF REPORTING PERSON:                          IN

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



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1         NAME OF REPORTING PERSON:                Klil & Michael Ltd.
          I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON (ENTITIES ONLY):         Not Applicable.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          (a) [  ]
          (b) [x]
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3         SEC USE ONLY
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4         SOURCE OF FUNDS:                   Not applicable
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e):                 [  ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION:              Israel
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NUMBER OF      7     SOLE VOTING POWER:                   0
SHARES         -----------------------------------------------------------------
BENEFICIALLY   8     SHARED VOTING POWER:                 2,547,008 (See Item 5)
OWNED BY       -----------------------------------------------------------------
EACH           9     SOLE DISPOSITIVE POWER:              0
REPORTING      -----------------------------------------------------------------
PERSON WITH    10    SHARED DISPOSITIVE POWER:            2,547,008 (See Item 5)
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
          REPORTING PERSON:                               2,547,008 (See Item 5)

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                      [  ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  24.1%

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14        TYPE OF REPORTING PERSON:                          CO

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



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1         NAME OF REPORTING PERSON:                 RAD Data Communications Ltd.
          I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON (ENTITIES ONLY):          Not Applicable.

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          (a) [  ]
          (b) [x]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS:                   Not applicable.

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e):                     [  ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION:              Israel

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NUMBER OF      7     SOLE VOTING POWER:                   0
SHARES         -----------------------------------------------------------------
BENEFICIALLY   8     SHARED VOTING POWER:                 2,547,008 (See Item 5)
OWNED BY       -----------------------------------------------------------------
EACH           9     SOLE DISPOSITIVE POWER:              0
REPORTING      -----------------------------------------------------------------
PERSON WITH    10    SHARED DISPOSITIVE POWER:            2,547,008 (See Item 5)

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
          REPORTING PERSON:                               2,547,008 (See Item 5)
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                      [  ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  24.1%

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14        TYPE OF REPORTING PERSON:            CO

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


        This amendment No. 2 amends and restates the Schedule 13D filed
March 19, 2002 and Amendment No. 1 thereto filed October 7, 2002 (together, the "Schedule 13D"), and is filed by Zohar Zisapel, for and on behalf of himself, Klil & Michael Ltd. and RAD Data Communications Ltd. (each a "Reporting Person", and together the Reporting Persons"), with respect to the ordinary shares, par value NIS 0.05 per share (the "Ordinary Shares"), of RADCOM Ltd. (the "Company").

Item 1.      Security and Issuer.

             This statement of beneficial ownership on Schedule 13D (the "Schedule 13D") relates to ordinary shares, par value NIS 0.05 per share (the "Ordinary Shares"), of RADCOM Ltd., an Israeli corporation (the "Company"). The address of the principal executive offices of the Company is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Item 2.     Identity and Background.

            The names of the persons filing this statement are Zohar Zisapel, Klil & Michael Ltd. and RAD Data Communications Ltd. (each, a "Reporting Person" and together, the "Reporting Persons"). A copy of the Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit A.

            The business address of Zohar Zisapel is 24 Raoul Wallenberg St.,
Tel Aviv 69719, Israel.   Zohar Zisapel is the Chairman of the Board of RADCOM
Ltd., which is principally engaged in the business of developing, manufacturing, marketing and supporting high-performance internetworking test analysis equipment and quality management for data communications and telecommunications networks. The address of RADCOM Ltd. is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. Zohar Zisapel is an Israeli citizen.

             Klil & Michael Ltd. is a corporation organized under the laws of the State of Israel. It is primarily engaged in the business of serving as a holding company for investments made by Zohar Zisapel, including those in publicly traded Israeli companies. The address of its principal executive offices is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. Zohar Zisapel beneficially owns 100 ordinary shares, or 99% of all the issued and outstanding ordinary shares, of Klil & Michael Ltd. Zohar Zisapel is the sole director and Chairman of the Board of Klil & Michael Ltd.

             RAD Data Communications Ltd. is a corporation organized under the laws of the State of Israel. It is primarily engaged in the business of data communications. The address of its principal executive offices is 24 Raoul Wallenberg St., Tel Aviv 69719, Israel. Zohar Zisapel beneficially owns 17,078,654 shares of various classes of its capital stock, or 24% of all the issued and outstanding shares, of RAD Data Communications Ltd. The name, business address, present principal occupation or employment and citizenship of each executive officer, director and controlling person of RAD Data Communications Ltd. is set forth on Schedule B attached hereto.

During the last five years, none of the Reporting Persons or, to their knowledge, any of the persons listed on Schedule A or Schedule B attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

Item 3       Source and Amount of Funds or Other Consideration.

             The aggregate amount of funds used by Zohar Zisapel in making the purchase of 99,700 Ordinary Shares referred to in Item 5(c) hereof was approximately $97,841. The source of such funds was the personal funds of Zohar Zisapel.

Item 4.     Purpose of Transaction.

            The Reporting Persons acquired the Ordinary Shares for investment purposes. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

            Zohar Zisapel is the Chairman of the Board of Directors of the Company. Accordingly, the Reporting Persons will be in a position to influence the operations and activities of the Company.

            Except as set forth above, none the Reporting Persons or, to their knowledge, any of the persons listed on Schedule A or Schedule B attached hereto, have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5      Interest in Securities of the Issuer.

(i) The responses of the Reporting Persons to Rows (11) through (13) of pages 2, 3 and 4 of this Amendment No. 2 are incorporated herein by reference. As of November 29, 2002, the Reporting Persons beneficially owned 2,547,008 Ordinary Shares, or 24.1% of the total number of Ordinary Shares issued and outstanding. Of the 2,547,008 Ordinary Shares, 2,302,896 Ordinary Shares, or 21.8% of the total number of Ordinary Shares issued and outstanding, were owned of record by Zohar Zisapel; 61,666, or 0.6% of the total number of Ordinary Shares issued and outstanding, were options granted to Zohar Zisapel to acquire Ordinary Shares that vest within 60 days of November 29, 2002; 54,500 of the Ordinary Shares, or 0.5% of the total number of Ordinary Shares issued and outstanding, were owned of record by Klil & Michael Ltd.; and 127,946 Ordinary Shares, or 1.2% of the total number of Ordinary Shares issued and outstanding, were owned of record by RAD Data Communications Ltd.

            Except as set forth in this Item 5(a), none of the Reporting Persons or, to their knowledge, any of the persons listed on Schedule A or Schedule B attached hereto, except for Yehuda Zisapel, beneficially owns any Ordinary Shares.

(ii) The responses of the Reporting Persons to (i) Rows (7) through (10) of pages 2, 3 and 4 of this Amendment No. 1 and (ii) Item 5(a) hereof are incorporated herein by reference.

(iii) From September 24, 2002, through November 29, 2002, Zohar Zisapel purchased, through open-market transactions executed on the Nasdaq National Market, 99,700 Ordinary Shares at an average price per share of $0.981. The Ordinary Shares were purchased on the following dates, in the amounts and for the prices as shown in the table below.


                 -------------------------------------------------------------------------------------------------
                                                                     Price per Ordinary
                                             Number of Ordinary     Share in U.S. Dollars    Total Cost in U.S.
                     Date of Purchase              Shares                                          Dollars
                 --------------------------------------------------------------------------------------------------
                 --------------------------------------------------------------------------------------------------
                          November 5, 2002                   3,000                  $0.800                  $2,400
                 --------------------------------------------------------------------------------------------------
                 --------------------------------------------------------------------------------------------------
                          November 6, 2002                  12,000                  $0.926                 $11,110
                 --------------------------------------------------------------------------------------------------
                 --------------------------------------------------------------------------------------------------
                          November 7, 2002                   5,300                  $0.976                  $5,175
                 --------------------------------------------------------------------------------------------------
                 --------------------------------------------------------------------------------------------------
                          November 8, 2002                  47,500                  $1.014                 $48,167
                 --------------------------------------------------------------------------------------------------
                 --------------------------------------------------------------------------------------------------
                         November 11, 2002                   6,500                  $0.976                  $6,343
                 --------------------------------------------------------------------------------------------------
                 --------------------------------------------------------------------------------------------------
                         November 15, 2002                     300                  $0.940                    $282
                 --------------------------------------------------------------------------------------------------
                 --------------------------------------------------------------------------------------------------
                         November 18, 2002                   5,200                  $0.939                  $4,882
                 --------------------------------------------------------------------------------------------------
                 --------------------------------------------------------------------------------------------------
                         November 19, 2002                  12,300                  $0.959                 $11,790
                 --------------------------------------------------------------------------------------------------
                 --------------------------------------------------------------------------------------------------
                         November 20, 2002                   1,600                  $1.020                  $1,632
                 --------------------------------------------------------------------------------------------------
                 --------------------------------------------------------------------------------------------------
                         November 29, 2002                   6,000                  $1.010                  $6,060
                 --------------------------------------------------------------------------------------------------


            Except as set forth above, none of the Reporting Persons or, to their knowledge, any of the persons listed on Schedule A or Schedule B attached hereto, has effected any transaction in the Ordinary Shares since September 24, 2002.

(iv) Not applicable.

(v) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with respect to Securities of the Issuer.

            Not applicable.

Item 7.     Material to be Filed as Exhibits.

        EXHIBIT NO.          DESCRIPTION

            1. Joint Filing Agreement by and among Zohar Zisapel, Klil & Michael Ltd. and RAD Data Communications Ltd., dated as of December 30, 2002.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     /s/ Zohar Zisapel
                                     -------------------------------------------
                                     Zohar Zisapel


                                     KLIL & MICHAEL LTD.


                                     By: /s/ Zohar Zisapel
                                         ---------------------------------------
                                         Name:  Zohar Zisapel
                                         Title:  Sole Director and Manager


                                     RAD DATA COMMUNICATIONS LTD.


                                     By: /s/ Zohar Zisapel
                                         ---------------------------------------
                                         Name:  Zohar Zisapel
                                         Title:  Director and Controlling Person

Dated:  December 30, 2002

                                                                      Schedule A
             DIRECTORS AND EXECUTIVE OFFICERS OF KLIL & MICHAEL LTD.

               Zohar Zisapel is a citizen of the State of Israel.


Name                 Present Business Address       Present Principal Occupation
Executive Officer,
Director and
Controlling Person:

Zohar Zisapel        24 Raoul Wallenberg St.,       Chairman of the Board of
                     Tel Aviv 69719, Israel         RADCOM Ltd.

                                                                      Schedule B

        DIRECTORS AND EXECUTIVE OFFICERS OF RAD DATA COMMUNICATIONS LTD.

            Unless otherwise specified, each person listed below is a
                        citizen of the State of Israel.


Name                  Present Business Address    Present Principal Occupation
Executive Officers:
Efraim Wachtel        24 Raoul Wallenberg St.,    President and Chief Executive
                      Tel Aviv 69719, Israel      Officer of RAD Data
                                                  Communications Ltd.

Directors and
Controlling
Persons:

Zohar Zisapel         24 Raoul Wallenberg St.,    Director of RADCOM Ltd.
                      Tel Aviv 69719, Israel

Yehuda Zisapel        24 Raoul Wallenberg St.,    Director of various
                      Tel Aviv 69719, Israel      corporations

Nava Zisapel          12 Hanechoshet St.,         President and Chief Executive
                      Tel Aviv 69710, Israel      Officer of Neurim
                                                  Pharmaceuticals (1991) Ltd.;
                                                  Professor at Tel Aviv
                                                  University

                                                                       Exhibit 1
                             JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below each hereby agrees that the Schedule 13D filed herewith and any amendments thereto relating to the Ordinary shares of the Company is filed jointly on behalf of each such person.



                                         /s/ Zohar Zisapel
                                         ---------------------------------------
                                         Zohar Zisapel


                                         KLIL & MICHAEL LTD.


                                         By: /s/ Zohar Zisapel
                                             -----------------------------------
                                         Name:  Zohar Zisapel
                                         Title:  Sole Director and Manager


                                         RAD DATA COMMUNICATIONS LTD.


                                         By: /s/ Zohar Zisapel
                                             -----------------------------------
                                         Name:  Zohar Zisapel
                                         Title:  Director and Controlling Person

Dated:     December 30, 2002